UR-ENERGY INC.
1128 CLAPP LANE, P.O. BOX 279
MANOTICK, ONTARIO K4M 1A3
PROXY

PROXY, SOLICITED BY THE MANAGEMENT OF THE CORPORATION, for the Annual and Special Meeting of Shareholders to be held on Thursday, May 8, 2008. The undersigned Shareholder of Ur-Energy Inc., (the "Corporation") hereby appoints Jeffrey Klenda, or failing him, W. William Boberg or instead of either of them, _____________________as proxy, with power of substitution, to attend and vote for the undersigned at the Annual and Special Meeting of Shareholders of the Corporation to be held at Hampton Inn & Suites, 7611 Shaffer Parkway, Littleton, Colorado, 80127 at 1:00 p.m. (Denver time) on Thursday, May 8, 2008 and at any adjournments thereof, and without limiting the general authorization and power hereby given, the persons named above are specifically directed to vote as follows:

1. FOR ( ) or WITHHOLD ( ) Election of the directors as nominated by Management as listed (Instructions: To withhold authority to vote for any individual nominee strike a line through the nominee’s name listed below):

Jeffrey Klenda	W. Willam Boberg	Paul Macdonell
Thomas Parker	James Franklin	Robert Boaz

2. FOR ( ) or WITHHOLD ( ) Re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as the auditor of the Corporation for the ensuing year and authorizing the directors to fix their remuneration.

3. FOR ( ) or AGAINST ( ) Approval of the By-Law Resolution confirming the Corporation’s Amended ByLaw No. 1.

4. FOR ( ) or AGAINST ( ) Approval of the Option Plan Resolution (i) ratifying, confirming and approving the renewal of the Ur-Energy Inc. Stock Option Plan 2005, as amended (the “Option Plan”), and (ii) approving and authorizing for a period of three years all unallocated options issuable pursuant to the Option Plan.

TO BE VALID, THIS PROXY MUST BE RECEIVED BY THE CORPORATION, OR ITS AGENT, EQUITY TRANSFER & TRUST COMPANY, 200 UNIVERSITY AVENUE, SUITE 400, TORONTO, ONTARIO, M5H 4H1, ATTENTION: PROXY DEPARTMENT OR BY FAX AT (416) 361-0470 NOT LATER THAN 5:00 P.M. (MDT), ON THE 7TH DAY OF MAY, 2008. VOTING ON THE INTERNET IS ALSO AVAILABLE.

This proxy revokes and supersedes all proxies of earlier date
THIS PROXY MUST BE DATED.

DATED this                day of                                                            , 2008

__________________________________________________
Signature of Shareholder